Rule 424(b)(3)
                                                                   No. 333-67124


                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 1, 2002. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of April 18, 2002, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company receives initial commitments, as well as Property acquisitions that occur after April 18, 2002, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On March 1, 2002, the Company acquired a Courtyard(R) by Marriott(R) located in Basking Ridge, New Jersey (the "Basking Ridge Property"). The Basking Ridge Property includes 235 guest rooms, two meeting rooms, an outdoor pool, an exercise room, and a restaurant and lounge. The Property is located in Somerset County, a suburb of Bernards Township, New Jersey.

         The Company has entered into a commitment to acquire a parcel of land located in Foothill Ranch, California, a suburb of south Orange County, California. The Company intends to enter into a development services agreement to construct a Courtyard by Marriott on the Property. The Courtyard Foothill Ranch Property is scheduled to open in the third quarter of 2003. Once constructed, the Courtyard Foothill Ranch Property is expected to include 156 guest rooms, 300 square feet of meeting space and two restaurants.

         As of April 18, 2002, the Company owned interests in 47 Properties, including eight Properties through joint ventures and five Properties on which hotels are or will be constructed or renovated. In addition, the Company has commitments to acquire an interest in five additional Properties. All of the Properties owned by the Company are, or in the case of the hotels under construction or renovation will be, leased on a triple-net basis to hotel operators or indirect subsidiaries of the Company with management of the Properties performed by third-party hotel operators, and operated under affiliations with national hotel chains.

         The Board of Directors declared distributions of $0.06458 per Share to stockholders of record on March 1 and April 1, 2002, payable in March 2002 and June 2002, respectively, representing an annualized distribution rate of 7.75%.


                                  THE OFFERINGS

         As of April 18, 2002, the Company had received aggregate subscriptions for 87,313,547 Shares totalling $873,135,465 in gross proceeds, including 441,331 Shares ($4,413,305) issued pursuant to the Reinvestment Plan, from its Prior Offerings. As of April 18, 2002, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support fees, due diligence expense reimbursements, and organizational and offering expenses, totalled approximately $772,400,000. The Company has invested, directly or indirectly, approximately $655,800,000 of the net offering proceeds and $266,100,000 in loan proceeds in 47 hotel Properties. These 47 Properties include eight Properties through joint ventures and five on which a hotel is or will be constructed or renovated. In addition, as of April 18, 2002, the Company had used net offering proceeds to redeem 534,496 Shares of Common Stock for $4,943,509 and to pay approximately $48,200,000 in Acquisition Fees and certain Acquisition Expenses, leaving approximately $63,400,000 available to invest in Properties and Mortgage Loans. As of April 18, 2002, the Company had also incurred approximately $17,800,000 in Acquisition Fees as a result of Permanent Financing used to acquire certain Properties.



April 19, 2002                                    Prospectus Dated April 1, 2002

                                  RISK FACTORS

REAL ESTATE AND OTHER INVESTMENT RISKS

         The following paragraph updates and replaces the first paragraph on page 14 of the Prospectus.

         The credit enhancements to our leases are subject to termination and may also be subject to maximum limits. Our leases generally have credit enhancement provisions, such as guarantees, net worth requirements or liquidity facility agreements, provided by a third party tenant or manager. These provisions generally terminate at either a specific time during the lease term or once net operating income of the property exceeds a specified amount. Some of these provisions may also have limits on the overall amount of the credit enhancement. After the termination of a credit enhancement, or in the event that the maximum limit of a credit enhancement is reached, we may only look to the tenant to make lease payments. If, in this event, the tenant is unable to make payments under the lease, our results of operations may be adversely impacted and, if multiple tenants were similarly affected, we might not have cash available to make distributions to our stockholders or may experience losses.


                                    BUSINESS

PROPERTY ACQUISITIONS

         Between February 23, 2002 and April 18, 2002, the Company acquired one Property. In connection with the purchase of the Property, the Company, as lessor, entered into a lease agreement with a lessee. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases."

         The following table sets forth the location of the Property described above and a summary of the principal terms of the acquisition and lease of the Property.


                                                     PROPERTY ACQUISITIONS
                                         From February 23, 2002 through April 18, 2002

                                      Purchase      Date     Lease Expiration and          Minimum
        Property Location             Price (1)   Acquired      Renewal Options        Annual Rent (2)     Percentage Rent
--------------------------------- -------------- ---------- ---------------------  -------------------- ---------------------

Courtyard by Marriott (3) (4)       $35,750,000   03/01/02  03/2007; seven         The greater of (i)    See Minimum Annual Rent
(the "Basking Ridge Property")                              five-year renewal      $2,145,000 or (ii) a
Existing hotel                                              options                percentage of gross
                                                                                   revenues of the
The Basking Ridge Property is
located in Basking Ridge,
Property ranging from New
Jersey, a suburb of Bernards
Township, New Jersey. 30% to
50% for the The Property
includes 235 guest rooms,
two meeting rooms, applicable
year an outdoor pool, an
exercise room, and a
restaurant and lounge.




FOOTNOTES:

(1) The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the Property acquired is set forth below:

                                                                   Estimated
         Property                                             Federal Tax Basis
         --------                                             -----------------

         Basking Ridge Property                                  $  33,900,000

(2) Minimum annual rent for the Property became payable on the effective date of the lease.

(3) The lessee of this Property is an indirect wholly owned subsidiary of the Company.

(4) The lessee has entered into a management agreement with Marriott International, Inc. to operate the hotel. In addition, the lessee has entered into an agreement with Marriott International, Inc. in which Marriott International, Inc. has agreed to guarantee on behalf of the lessee a minimum return equal to 10.25% of the total cost to purchase the Property (the "TRS Pool Guarantee"). The TRS Pool Guarantee terminates on the earlier of (i) the date on which the aggregate amount funded by Marriott International, Inc. equals or exceeds the guarantee term limit of $35 million, (ii) the last day of the first 13 period accounting year for which minimum threshold coverage equals or exceeds 1.25, or (iii) with respect to $15 million of the guarantee, on the third anniversary of the closing date of the last of Courtyard Newark or Residence Inn Newark and with respect to the remaining $20 million of the guarantee, on the fifth anniversary of the closing date of the last of Courtyard Newark or Residence Inn Newark. The maximum amount under the TRS Pool Guarantee is $35 million and covers minimum returns for the Basking Ridge, Oakland Airport, Richmond, SpringHill Suites Manhattan Beach, Plymouth Meeting and TownePlace Suites Manhattan Beach Properties as well as the Courtyard Newark and Residence Inn Newark Properties described in "Pending Investments" and, subject to lender approval, the Western International Portfolio, and the Residence Inn SeaWorld and Courtyard Weston Properties. Operating profits and losses from all 17 Properties will be pooled in determining whether the Properties aggregate operating profits and losses exceeds the aggregate minimum return due under the leases.

PENDING INVESTMENTS

         As of April 18, 2002, the Company had initial commitments to acquire an interest in five additional hotel Properties. The five Properties are three Courtyard by Marriott hotels (one in each of Foothill Ranch, Newark and San Francisco, California), one Marriott Hotel (in Seattle, Washington) and one Residence Inn by Marriott (in Newark, California). The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing.

         On December 6, 2001, the Company entered into an agreement in principle to acquire eight Properties (the "MI4 Portfolio") from Marriott International, Inc. or its affiliates, six of which had been acquired as of April 18, 2002, and to form a joint venture to acquire the Courtyard San Francisco Downtown Property (the "MI4 Transaction"). The MI4 Portfolio includes three Courtyard by Marriott hotels, one Residence Inn by Marriott, three SpringHill Suites by Marriott hotels and one TownePlace Suites by Marriott. The aggregate purchase price for the MI4 Portfolio is expected to be approximately $183 million. It is also expected that the Company will make an equity investment of approximately $13 million for a 50% interest in the Courtyard San Francisco Downtown joint venture, in which an affiliate of Marriott International, Inc. will be our co-venture partner. The Company's equity investment is conditioned on obtaining favorable Permanent Financing and Marriott International, Inc.'s obligation to provide mezzanine financing to the joint venture.

         The Company will lease the MI4 Portfolio Properties and the Courtyard San Francisco Downtown Property, as acquired, to one or more subsidiaries organized to qualify as taxable REIT subsidiaries ("TRS Tenants"). The TRS Tenants will enter into long-term management contracts with Marriott International, Inc. to operate the Properties. As part of the MI4 Transaction, as the Properties are acquired, Marriott International, Inc. will add the Properties to a limited rent guarantee agreement in favor of the TRS Tenants to secure the payment of minimum returns to the Company on a pool of Properties leased to certain TRS Tenants, the TRS Pool Guarantee. The minimum return under the guarantee is equal to 10.25% of the total cost to purchase the Properties. The pool of Properties subject to the TRS Pool Guarantee will initially include the MI4 Portfolio the Western International Portfolio (which includes the Legacy Park, Market Center, Hughes Center, Dallas Plano, Scottsdale Downtown, Lake Union and Phoenix Airport Properties), the Residence Inn SeaWorld Property and the Courtyard Weston Property.

         As part of the MI4 Transaction, on December 28, 2001, Marriott International, Inc. entered into an agreement for an additional guarantee in favor of the Company to further secure payment of minimum returns on a pool of Properties which are currently leased to Marriott International, Inc. or its affiliates (the "Marriott Lease Pool Guarantee"). The minimum return under the guarantee is equal to 10% of the total cost to purchase the Properties and the term of the guarantee is five years. The Properties subject to the Marriott Lease Pool Guarantee include the Lake Buena Vista Portfolio (formerly the "Little Lake Bryan Portfolio") (which includes the Courtyard Lake Buena Vista, Fairfield Inn Lake Buena Vista and SpringHill Suites Lake Buena Vista Properties), the MI2 Portfolio (which includes the Mira Mesa, Merrifield, Gaithersburg and Newark Properties, which were acquired in 1999 and 2000), the Palm Desert Portfolio (which includes the Courtyard Palm Desert and Residence Inn Palm Desert Properties) and the Philadelphia Downtown Property. The Marriott Lease Pool Guarantee is in addition to the limited rent guarantee agreements currently in effect for the Properties.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the five Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.


                                   Estimated Purchase      Lease Term and            Minimum Annual
Property                                   Price          Renewal Options                  Rent                 Percentage Rent
--------                           -------------------    ---------------          --------------------         ---------------

Courtyard by Marriott (1) (2)           $3,276,000     Five years from the  Commencing the date that the    See Minimum Annual Rent
Foothill Ranch, CA                      (excluding     date the Property    Property opens to the public,
(the "Courtyard Foothill Ranch          development    opens to the public; the tenant will pay the greater
Property")                              costs)         five five-year       of a minimum amount to be
Hotel to be constructed                                renewal options      determined at the time of
                                                                            acquisition or a percentage of
                                                                            gross revenues of the Property
                                                                            for the applicable year

Courtyard by Marriott (1) (3)           $25,500,000    Five years; five     The greater of a minimum amount See Minimum Annual Rent
Newark, CA                                             five-year renewal    to be determined at the time of
(the "Courtyard Newark                                 options              acquisition or a percentage of
Property"                                                                   gross revenues of the Property
Hotel under construction                                                    for the applicable year

Courtyard by Marriott (1)               $82,000,000    Five years; five     The greater of a minimum amount See Minimum Annual Rent
San Francisco, CA                                      five-year renewal    to be determined at the time of
(the "Courtyard San Francisco                          options              acquisition or a percentage of
Downtown Property")                                                         gross revenues of the Property
Existing hotel                                                              for the applicable year

Marriott Hotel (1) (3)                  $88,800,000    Five years; five     The greater of a minimum amount See Minimum Annual Rent
Seattle, WA                                            five-year renewal    to be determined at the time of
(the "Seattle Waterfront Marriott                      options              acquisition or a percentage of
Property")                                                                  gross revenues of the Property
Hotel under construction                                                    for the applicable year

Residence Inn by Marriott (1) (3)       $27,300,000    Five years; five     The greater of a minimum amount See Minimum Annual Rent
Newark, CA                                             five-year renewal    to be determined at the time of
(the "Residence Inn Newark                             options              acquisition or a percentage of
Property")                                                                  gross revenues of the Property
Hotel under construction                                                    for the applicable year

---------------------
FOOTNOTES:

(1) The Courtyard Foothill Ranch, Courtyard Newark, Courtyard San Francisco Downtown, Seattle Waterfront Marriott and Residence Inn Newark Properties are expected to be leased to indirect wholly owned subsidiaries of the Company.

(2) The Company plans to enter into a development services agreement for the Property under which a wholly owned subsidiary of the Advisor will receive a Development Fee for serving as developer of the Property. The maximum cost to the Company (including the purchase price of the land, development costs, and closing and acquisition costs) is not expected to, but may, exceed the amount set forth below:

                                                                                             Estimated Final
                         Property                       Estimated Maximum Cost               Completion Date
                         --------                       ----------------------               ---------------

          Courtyard Foothill Ranch Property                   $18,300,000                    September 2003

(3) Once acquired, Marriott International, Inc. will add this Property to a guarantee agreement to secure the payment of a minimum return to the Company equal to 10.25% of the total cost to purchase the Property.

         In addition to the above commitments, the Company has entered into an initial commitment to acquire a 10% interest in a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its Affiliates lease office space. The Company's equity investment in the partnership is expected to be approximately $300,000. The Company's share in the limited partnership's distributions will be equivalent to its equity interest in the limited partnership. The remaining interest in the limited partnership is expected to be owned by several Affiliates of the Advisor.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         Other

         The following paragraph updates and replaces the last paragraph on page 86 of the Prospectus.

         The attacks on the World Trade Center and the Pentagon on September 11, 2001, adversely impacted economic activity during the months following the attacks, particularly affecting the travel and lodging industries. Although it appears that a recovery is occurring in the business and leisure travel sector, the business of the Company's tenants and managers may still be affected and hotel occupancy and revenues and, as a result, the Company's revenues, may still remain at reduced levels to the extent that rents and other revenues received by the Company are calculated as a percentage of hotel revenues. Further, Properties that the Company operates using independent third party managers may continue to be impacted by a reduction in hotel operating revenues. If the reduction in travel is protracted, the ability of the Company's tenants to make rental payments may be affected. In such an event, the Company would rely, to the extent available, on the credit enhancements to its leases. The credit enhancements may expire or have maximum limits. See "Risk Factors - The credit enhancements to our leases are subject to termination and may also be subject to maximum limits."